Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

July 31, 2015

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Dual Directional Capped Knock-Out Notes due August 12, 2016	July 28, 2015	J478
Buffered Accelerated Return Equity Securities due May 1, 2020	July 28, 2015	K539
Digital Buffered Notes due January 31, 2019	July 29, 2015	K540
2.00% per annum Coupon Digital Barrier Notes due July 30, 2021	July 24, 2015	T568
Autocallable Securities due July 31, 2019	July 24, 2015	T569
Absolute Return Barrier Securities due August 2, 2021	July 24, 2015	T570
Digital Plus Barrier Notes due August 2, 2021	July 24, 2015	T571
Digital Plus Barrier Notes due August 2, 2021	July 24, 2015	T572
Autocallable Securities due July 31, 2017	July 28, 2015	T573
Accelerated Barrier Notes due August 1, 2019	July 28, 2015	T574
Accelerated Barrier Notes due July 31, 2020	July 28, 2015	T575

Absolute Return Barrier Securities due July 31, 2020	July 28, 2015	T576
Trigger Performance Securities	July 28, 2015	T581
Trigger Performance Securities	July 29, 2015	T582
6.85% per annum Contingent Coupon Callable Yield Notes due July 31, 2018	July 24, 2015	U1274
7.35% 7.5 Year Callable Daily Range Accrual Securities due January 31, 2023	July 28, 2015	U1279
8.75% per annum Contingent Coupon Callable Yield Notes due July 31, 2025	July 28, 2015	U1284
9.75% per annum Contingent Coupon Callable Yield Notes due July 31, 2025	July 28, 2015	U1285
6.00% per annum Contingent Coupon Callable Yield Notes due July 31, 2019	July 28, 2015	U1286
Fixed to Floating Rate Securities due 2030	July 7, 2015	U1287
Callable Contingent Income Range Accrual Step-Up Securities due July 31, 2030	July 28, 2015	U1290
Trigger Phoenix Autocallable Optimization Securities	July 29, 2015	U1291
Trigger Phoenix Autocallable Optimization Securities	July 29, 2015	U1292
Trigger Phoenix Autocallable Optimization Securities	July 24, 2015	U1294AC